Exhibit 8.01
                                  News Release

Release Date: Thursday, July 14, 2005

Release Time: Immediate

Contact:      Eric E. Stickels, Executive Vice President & CFO

Phone:        (315) 366-3702

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Oneida Financial Corp. Increases Semiannual Dividend

      Oneida, NY, July 14, 2005 - Michael R. Kallet, President and Chief Executive Officer of Oneida Financial Corp. (NASDAQ:ONFC), today announced that the Company has declared a cash dividend of twenty-one cents ($0.21) per share of the Company's common stock for the six month period ended June 30, 2005. The dividend represents an increase of one cent ($0.01) per share as compared with the previous semiannual dividend payment. The dividend is payable to shareholders of record as of July 26, 2005, and will be paid on August 9, 2005.

      The Board of Trustees of Oneida Financial MHC, the majority shareholder of the company owning 57.6% of the outstanding common stock, intends to continue waiving its receipt of cash dividend payments.

      Oneida Financial Corp. reported total assets at March 31, 2005 of $422.4 million and shareholders' equity of $51.7 million. The Company's wholly owned subsidiaries include; The Oneida Savings Bank, a New York State chartered FDIC insured stock savings bank, State Bank of Chittenango, a state chartered limited-purpose commercial bank and the Bailey, Haskell & LaLonde Agency, an insurance and financial services company. Oneida Savings Bank was established in 1866 and operates eight full-service banking offices in Madison and Oneida counties.